                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                        The Ashton Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value of $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Brian D. McAllister, Esq.
                             Morrison & Foerster LLP
                               755 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 813-5860
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

---------------------                                              -----------
CUSIP NO. 045084-10-0               13D                            Page 2 of 7
---------------------                                              -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Kingsway Securities Holdings Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            18,489,274
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,489,274
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,489,274
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

     The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Ashton Technology Group, Inc., a Delaware corporation
 ------------
(the "Issuer"). The principal executive offices of the Issuer are located at
      ------
1835 Market Street, Suite 420, Philadelphia, Pennsylvania 19103.

Item 2.  Identity and Background.

     The entity filing this statement is Kingsway Securities Holdings Limited, a British Virgin Islands company ("KSHL"). KSHL has its principal business and
                                 ----
office address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. KSHL is a holding company and, as such, its principal business involves the holding of investments.

     During the last five (5) years, KSHL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, KSHL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, therefore, is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or any finding with respect to such laws.

     KSHL has only one director, William K. Lam, who is a Canadian citizen. Mr. Lam's principal business address is c/o Kingsway Group, 10 Harcourt Road, 5/F, Hutchison House, Central, Hong Kong. During the last five (5) years, Mr. Lam has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Lam has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, therefore, is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or any finding with respect to such laws.

     As of the date of the filing of this Schedule 13D, KSHL is a wholly-owned subsidiary of Kingsway International Holdings Limited, a Bermuda company ("KIHL"). The principal business and office address of KIHL is c/o Kingsway Group, 5/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong, and its principal business is the same as that of KSHL. During the last five (5) years, KIHL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, KIHL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, therefore, is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or

State securities laws or any finding with respect to such laws. The names, business addresses, principal businesses and countries of citizenship of the directors and executive officers of KIHL are set forth on Schedule 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the terms of a Stock Purchase Agreement, dated as of January 12, 2000 (the "Purchase Agreement"), by and among HK Weaver Group Ltd (formerly
               ------------------
known as Kingsway Electronic Services Ltd), a British Virgin Islands company ("Kingsway"), the Issuer, and Universal Trading Technologies Corporation, a
  --------
Delaware corporation and a subsidiary of ("UTTC"), and the Issuer. Kingsway
                                           ----
acquired beneficial ownership of 123,240 shares of UTTC's Series KW Convertible Preferred Stock (the "Preferred Stock"), for an aggregate purchase price of
                      ---------------
$3,000,000. Kingsway did not purchase any of the Preferred Stock with borrowed funds. Kingsway purchased the Preferred Stock with funds from its holding company, KIHL. The Preferred Stock was then transferred to KSHL pursuant to an oral agreement by and between Kingsway and KSHL.

     Under the terms of the Purchase Agreement, Kingsway was granted certain exchange rights which entitled Kingsway to exchange its shares of Preferred Stock into shares of the Common Stock.

Item 4.  Purpose of Transaction.

     KSHL's acquisition of the Preferred Stock and Common Stock was for investment purposes.

     As of the date of the filing of this Schedule 13D, none of KSHL nor, to the knowledge of KSHL, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     (a) The percentage interest held by KSHL presented below and in Row 13 above is based on the number of shares of the Issuer's Common Stock that was reported to be outstanding as of November 7, 2001, in the Issuer's 10-Q quarterly report filed on November 7, 2001, for the period ended September 30, 3001 (the "Outstanding Shares").
           ------------------

     As of the date of the filing of this Schedule 13D, KSHL directly and beneficially owns 18,489,274 shares of Common Stock, representing approximately 31.6% of the Outstanding Shares.

     William K. Lam, the sole director of KSHL, directly and beneficially owns 29,000 shares of Common Stock. Except as described in this Schedule 13D, KSHL is not aware of the beneficial ownership of the Common Stock by any other executive officer or director of KSHL.

     Mr. Richard Yin, the deputy Chief Executive Officer and a director of KIHL, has been granted options to acquire 100,000 shares of the common stock of the Issuer at an exercise price of $5.50 per share and options to acquire 100,000 shares of the common stock of UTTC at an exercise price of $2.50 per share. Mr. Yin has not yet exercised any of these options. Except as described in this
Schedule 13D, KSHL is not aware of the beneficial ownership of the Common Stock by any other executive officer or director of KIHL.

     (b) KSHL has sole dispositive and voting power with respect to the 18,489,274 shares of Common Stock, all of which are held directly by it.

     (c) Except as described in this Schedule 13D, none of KSHL nor, to the knowledge of KSHL, any of its executive officers or directors, has effected a transaction in the Common Stock during the sixty (60) days preceding the date of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2002

                                            KINGSWAY SECURITIES HOLDINGS LIMITED


                                            By: /s/ William K. Lam
                                                --------------------------------
                                                Name: William K. Lam
                                                Title: Sole Director

                           SCHEDULE 1 TO SCHEDULE 13D
                           --------------------------

     The following is a list of each executive officer and director of Kingsway International Holdings Limited ("KIHL"), their respective titles, principal
                                 ----
businesses, principal business addresses and countries of citizenship. Further, the persons named below have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, therefore, are not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or any finding with respect to such laws.

------------------------------------- ----------------------------------- -----------------------------------
Name of Executive Officer or
----------------------------
Director of KIHL                      Position with KIHL                  Principal Business
----------------                      ------------------                  ------------------
------------------------------------- ----------------------------------- -----------------------------------
Douglas C. Betts                      Secretary and Director              President and Chief Executive
                                                                          Officer of Kingsway
                                                                          Capital of Canada Inc.
------------------------------------- ----------------------------------- -----------------------------------
Tso Ping Chang                        Director                            Director of Great Sun Godown Ltd
------------------------------------- ----------------------------------- -----------------------------------
Jonathan K. Choi                      Director                            Chairman of SW Kingsway Capital
                                                                          Holdings Ltd
------------------------------------- ----------------------------------- -----------------------------------
Michael K. Choi                       Director                            Executive Director of SW Kingsway
                                                                          Capital Holdings Ltd
------------------------------------- ----------------------------------- -----------------------------------
William K. Lam                        President, Chief Executive          Chief Executive Officer of SW
                                      Officer and Director                Kingsway Capital Holdings Limited
------------------------------------- ----------------------------------- -----------------------------------
Mary Y. Lam                           Vice President and Director         Dealing Director of Kingsway SW
                                                                          Securities Ltd
------------------------------------- ----------------------------------- -----------------------------------
Richard Y. Yin                        Deputy Chief Executive Officer      Deputy Chief Executive Officer of
                                      and Director                        SW Kingsway Capital Holdings
                                                                          Limited
------------------------------------- ----------------------------------- -----------------------------------
Wade Nesmith                          Director                            Director and Vice-President,
                                                                          Strategic Development of Westport
                                                                          Innovations Inc., and President and
                                                                          Chief Executive Officer of Nesmith
                                                                          Capital Corp.
------------------------------------- ----------------------------------- -----------------------------------
Edmund Wong                           Chief Financial Officer             Chief Financial Officer of HK
                                                                          Weaver Group Ltd
------------------------------------- ----------------------------------- -----------------------------------
Douglas C. Hui                        Director                            Managing Director of Fun Wah
                                                                          Net Holdings Limited
------------------------------------- ----------------------------------- -----------------------------------


Name of Executive Officer or
----------------------------
Director of KIHL                      Principal Business Address          Country of Citizenship
----------------                      --------------------------          ----------------------
------------------------------------- ----------------------------------- -----------------------------------
Douglas C. Betts                      8 King Street East,                 Canada
                                      Suite 801, Toronto,
                                      Ontario, Canada
------------------------------------- ----------------------------------- -----------------------------------
Tso Ping Chang                        67 Chatham Road,                    Canada
                                      204 Oriental
                                      Centre, Kowloon,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------
Jonathan K. Choi                      10 Harcourt Road,                   People's Republic of China
                                      5/F, Hutchison
                                      House, Central,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------
Michael K. Choi                       10 Harcourt Road,                   Canada
                                      5/F, Hutchison
                                      House, Central,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------
William K. Lam                        10 Harcourt Road,                   Canada
                                      5/F, Hutchison
                                      House, Central,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------
Mary Y. Lam                           10 Harcourt Road,                   Canada
                                      5/F, Hutchison
                                      House, Central,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------
Richard Y. Yin                        10 Harcourt Road,                   Australia
                                      5/F, Hutchison
                                      House, Central,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------
Wade Nesmith                          1700 West 75th Avenue,              Canada
                                      Vancouver BC,
                                      Canada V6P 6G2
------------------------------------- ----------------------------------- -----------------------------------
Edmund Wong                           10 Harcourt Road,                   China
                                      5/F, Hutchison
                                      House, Central,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------
Douglas C. Hui                        68 Des Vouex Road,                  Canada
                                      Central, 9/F, Man Yee Building,
                                      Hong Kong
------------------------------------- ----------------------------------- -----------------------------------